Exhibit (h)(5)

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

4 Embarcadero Center, Suite 550

San Francisco, California 94111

(415) 788-6036

September 1, 2014

Matthews International Funds, d/b/a Matthews Asia Funds

4 Embarcadero Center, Suite 550

San Francisco, California 94111

Re:	Waiver of Certain Fees for the Appendix A-1 Family Priced Funds

Ladies and Gentlemen:

This letter agreement (this “Agreement”), effective as of September 1, 2014, is entered into by and between Matthews International Funds, d/b/a Matthews Asia Funds, a Delaware statutory trust (the “Trust”), on behalf of the Appendix A-1 Funds (as defined in the Advisory Agreement (as defined below)), and Matthews International Capital Management, LLC (“Matthews”), a Delaware limited liability company and the investment adviser to each Appendix A-1 Fund. This Agreement is intended to memorialize a waiver by Matthews of certain fees otherwise payable to Matthews with respect to the Appendix A-1 Funds under that certain Investment Advisory Agreement, dated August 31, 2004, as amended from time to time (the “Advisory Agreement”), and that certain Administration and Shareholder Services Agreement, dated as of August 31, 2004, as amended from time to time (the “Shareholder Services Agreement”), each by and between the Trust and Matthews.

The Trust and Matthews (each, a “Party,” and together, the “Parties”) agree as follows:

1.	For each Appendix A-1 Fund, Matthews agrees to waive a portion of the fee payable under the Advisory Agreement and a portion of the fee payable under the Shareholder Services Agreement, if any Appendix A-1 Fund’s average daily net assets are over $3 billion, as follows: for every $2.5 billion average daily net assets of an Appendix A-1 Fund that are over $3 billion, the fee rates that otherwise would be applied for calculating fees payable under the Advisory Agreement and the Shareholder Services Agreement for such Appendix A-1 Fund with respect to such excess average daily net assets will be each reduced by 0.01%, in each case without reducing such fee rate below 0.00%.

For example, if an Appendix A-1 Fund’s average daily net assets are $9 billion and if the fee rates under the Advisory Agreement and the Shareholder Services Agreement for such Appendix A-1 Fund are 0.64% and 0.09%, respectively, before the application of any waiver pursuant to this Agreement, then (i) for the first $3 billion of such Appendix A-1 Fund’s average daily net assets, the fee rates that would be applied for calculating fees payable under the Advisory Agreement and the Shareholder Services Agreement

would be 0.64% and 0.09%, respectively; (ii) for the next $2.5 billion of such Appendix A-1 Fund’s average daily net assets over $3 billion, the fee rates that would be applied for calculating fees payable under the Advisory Agreement and the Shareholder Services Agreement instead would be 0.63% and 0.08%, respectively; (iii) for the next $2.5 billion of such Appendix A-1 Fund’s average daily net assets over $5.5 billion, the fee rates that would be applied for calculating fees payable under the Advisory Agreement and the Shareholder Services Agreement instead would be 0.62% and 0.07%, respectively; and (iv) for the remaining $1 billion of such Appendix A-1 Fund’s average daily net assets, the fee rates that would be applied for calculating fees payable under the Advisory Agreement and the Shareholder Services Agreement instead would be 0.61% and 0.06%, respectively.

2.	Any amount waived by Matthews pursuant to this Agreement may not be recouped by Matthews.

3.	This Agreement is effective as of September 1, 2014 and shall remain in effect for its initial term until April 30, 2016 and thereafter for additional periods not exceeding one (1) year so long as such continuation is approved for each Appendix
A-1 Fund at least annually by the Board of Trustees of the Trust (the “Board”) (and separately by the disinterested Trustees of the Trust), unless sooner terminated as provided in paragraph 4 of this Agreement.

4.	This Agreement may be terminated at any time (i) by the Trust on behalf of any one or more of the Appendix A-1 Funds or by the Board upon sixty (60) days’ prior written notice to Matthews; or (ii) by Matthews upon sixty (60) days’ prior written notice to the Trust, in each case without payment of any penalty. This Agreement shall terminate automatically upon the termination of the Advisory Agreement or the Shareholder Services Agreement.

5.	This Agreement may be amended, modified, supplemented or restated only by a written instrument executed by each of the Parties. The terms of this Agreement may be waived only by a written instrument executed by the Party waiving compliance.

6.	This Agreement supersedes and terminates, as of the date thereof, all prior agreements between the Trust and Matthews relating to waivers by Matthews of the fees payable pursuant to the Advisory Agreement or the Shareholder Services Agreement.

7.	This Agreement constitutes a valid and binding obligation of each Party and is enforceable against each Party in accordance with its terms. Each Party has all requisite power, authority and capacity to execute, deliver and comply with the terms of this Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing such Party, any law, regulation or order applicable to it, or any agreement to which it is a party or by which it may be bound.

8.	Except as otherwise specified herein, the Advisory Agreement and the Shareholder Services Agreement, and all covenants, agreements, terms and conditions thereof, shall continue in full force and effect, subject to the terms and provisions thereof and hereof. To the extent there is any conflict between the terms of the Advisory Agreement or the Shareholder Services Agreement on the one hand, and this Agreement on the other, the terms of this Agreement shall control.

9.	This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of California, without giving effect to any principles regarding choice of laws or conflict of laws.

10.	This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument.

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If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing the enclosed copy of this Agreement.

Very truly yours,

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

By:	/s/ William J. Hackett
Name:	William J. Hackett
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

MATTHEWS INTERNATIONAL FUNDS

By:	/s/ John P. McGowan
Name:	John P. McGowan
Title:	Vice President and Secretary